SECOND AMENDMENT TO
UNIT PURCHASE OPTION

This SECOND AMENDMENT TO UNIT PURCHASE OPTION (this “Amendment”), dated November 28, 2006, is made by and between Chardan North China Acquisition Corporation (the “Company”) and the holder designated on the signature page hereof (“Holder”), to that certain Unit Purchase Option referred to below.

WHEREAS, the Company issued that certain Unit Purchase Option, dated August 10, 2005 (the “Unit Purchase Option”) together with other similar unit purchase options in connection with the company’s initial public offering and Holder is the owner of the Unit Purchase Option; and

WHEREAS, the Company and Holder amended the Unit Purchase Option on August 24, 2006 to clarify the understanding of the parties with respect to the terms of the Unit Purchase Option; and

WHEREAS, the parties hereto have agreed that the Unit Purchase Option should be further amended as set forth herein to further clarify the understanding between the parties with respect to the terms of the Unit Purchase Option effective as of the date of its issuance.

NOW, THEREFORE, in consideration of the premises and of the agreements contained herein, the parties hereto hereby agree as follows:

1. Amendment to the Unit Purchase Option. To reflect the original intention of the parties, Section 5.3 of the Unit Purchase Option is and shall be amended and restated in its entirety as follows:

“5.3 Potential Expiration; No Obligation to Net-Cash Settle. Notwithstanding anything to the contrary contained in this Purchase Option, if the Company is unable to deliver any securities pursuant to the exercise of this Purchase Option as a result of its inability to satisfy its registration requirements set forth in Section 5 hereof, the Purchase Option and the underlying securities may expire unexercised or unredeemed and the Company will have no obligation to pay such registered holder any cash or otherwise “net-cash settle” the Purchase Option or the Warrants underlying the Purchase Option.”

2. Reference to and Effect on the Unit Purchase Option. Upon the due execution and delivery of this Amendment by the parties hereto, on and after the date hereof each reference in the Unit Purchase Option to this “Purchase Option”, “hereunder”, “hereof”, “herein” or words of like import referring to the Unit Purchase Option shall mean and be a reference to the Unit Purchase Option, as amended hereby. Except as specifically amended above, the Unit Purchase Option shall remain in full force and effect and is hereby ratified and confirmed.

3. Execution in Counterparts. This Amendment may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which shall be deemed to be an original, but all of which taken together shall constitute one and the same agreement, and shall become effective when one or more counterparts has been signed by each of the parties hereto and delivered to each of the other parties hereto.

IN WITNESS WHEREOF, the parties have executed this AMENDMENT TO UNIT PURCHASE OPTION as of the date first set forth above.

Chardan North China Acquisition Corporation

By:	/s/ Kerry Propper
Name: Kerry Propper Title: Chief Financial Officer

EarlyBird Capital, Inc. (Holder)

By:	/s/ Steven Levine
Name: Steven Levine (please print name)

Title: President (if signing in a representative capacity)